File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)



05006069

GOOD END TO A STRONG YEAR FOR ASSA ABLOY

- Sales for the fourth quarter increased organically by 4% to SEK 6,263 M (6,096) after exchange-rate effects of SEK -244 M. Total sales for 2004 amounted to SEK 25,526 M (24,080), with 5% organic growth.
- The operating margin (EBITA) for the fourth quarter amounted to 15.1% (15.0) and for the full year 14.7% (13.9).
- Net income for the fourth quarter amounted to SEK 383 M (-845) and for the full year SEK 1,495 M (9).
- Earnings per share amounted to SEK 1.03 (-2.27) for the fourth quarter and for the full year SEK 4.05 (0.07).
- Operating cash flow for the fourth quarter amounted to SEK 1,090 M (1,069) and for the full year SEK 3,439 M (3,265).
- Proposed dividend is SEK 2.60 per share (1.25).

"2004 was a good year for ASSA ABLOY and well in line with our long-term plan," says President and CEO Bo Dankis. "The fourth quarter shows clear differences between local lock markets. The important American market is continuing to improve while the markets in the United Kingdom and Italy weakened sharply."

SALES AND INCOME

	Fourth quarter			Full year		
	2004	2003	Change	2004	2003	Change
Sales, SEK M	6,263	6,096	+3%	25,526	24,080	+6%
of which:						
Organic growth			+4%			+5%
Acquisitions			+3%			+5%
Exchange-rate effects	-244		-4%	-982		-4%
Operating margin (EBITA)*, %	15.1	15,0		14.7	13.9	
Income before tax*, SEK M	588	562	+5%	2,294	1,903	+21%
of which, exchange-rate effects	-18		-3%	-78		-4%
Net income, SEK M	383	-845		1,495	9	
Operating cash flow, SEK M	1,090	1,069	+2%	3,439	3,265	+5%
Earnings per share (EPS)*, SEK	1.03	0.97	+6%	4.05	3.31	+22%
EPS excluding goodwill*, SEK	1.68	1.61	+4%	6.66	5.89	+13%

* Comparative figures are quoted exclusive of non-recurring items (restructuring costs 2003: SEK 1,320 M).

The Group's sales in the fourth quarter totaled SEK 6,263 M (6,096), an increase of 3% compared with the previous year. Organic growth was 4%. Translation of foreign subsidiaries' sales to Swedish kronor had a negative effect of SEK 244 M due to changes in exchange rates. Newly acquired companies contributed 3% to sales.

Sales for 2004 amounted to SEK 25,526 M (24,080), which represents an increase of 6%. Organic growth was 5% and newly acquired companies contributed 5%. Exchange rates had a negative effect of SEK 982 M compared with 2003.

Operating income before depreciation, EBITDA, for the fourth quarter amounted to SEK 1,158 M (1,135). The corresponding margin was 18.5% (18.6). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 946 M (912) after negative currency effects of SEK 37 M. The operating margin (EBITA) was 15.1% (15.0). Goodwill amortization amounted to SEK 243 M (240).

The full year's operating income before depreciation, EBITDA, amounted to SEK 4,642 M (4,249). The corresponding margin was 18.2% (17.6). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 3,748 M (3,352) after negative currency effects of SEK 146 M. The operating margin (EBITA) was 14.7% (13.9).

Income before tax for the fourth quarter was SEK 588 M (-758) after negative currency effects due to translation of foreign subsidiaries amounting to SEK 18 M. The Group's tax charge totaled SEK 204 M (83), corresponding to an effective tax rate of 35% on income before tax. Income before tax for the full year was SEK 2,294 M (583) after negative currency effects of SEK 78 M.

Earnings per share after tax for the fourth quarter amounted to SEK 1.03 (0.97*). EPS excluding goodwill amortization was SEK 1.68 (1.61*). Earnings per share for the full year amounted to SEK 4.05 (3.31*). EPS excluding goodwill amortization was SEK 6.66 (5.89*).

Operating cash flow for the quarter, excluding costs of the restructuring program, amounted to SEK 1,090 M – equivalent to 185% of income before tax – compared with SEK 1,069 M last year. Working capital decreased by SEK 366 M in the quarter, mainly referable to a reduction of the capital tied up in accounts receivable. Operating cash flow for the full year totaled SEK 3,439 M (3,265).

THE 'LEVERAGE AND GROWTH' ACTION PROGRAM

The two-year action program initiated in November 2003 is progressing well, with a long series of specific actions. Cost savings are projected to reach SEK 450 M a year by late 2005. Savings of SEK 150 M have been realized during 2004 and a further SEK 200 M is expected to be realized in 2005. During 2004, payments totaling SEK 321 M relating to the action program have been made and 750 of the 1,400 employees becoming redundant have left the Group. Negotiations concerning 1,150 of the 1,400 employees have been finalized.

COMMENTS BY DIVISION

EMEA

Sales for the fourth quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 307 M (291), with 1% organic growth. Operating income before goodwill amortization amounted to EUR 47 M (41) with an operating margin (EBITA) of 15.3% (14.1). Return on capital employed before goodwill amortization amounted to 17.1% (16.3). Operating cash flow before interest paid totaled EUR 69 M (63).

Sales growth in the fourth quarter was widely spread. Scandinavia, Israel and eastern Europe are generating strong organic growth, while France, Benelux and Germany were weaker. The United Kingdom and Italy are showing significantly weaker sales. The implementation of restructuring measures contributed to an improved EBITA margin.

AMERICAS

Sales for the fourth quarter in the Americas division totaled USD 275 M (262) with 8% organic growth. Operating income before goodwill amortization amounted to USD 50 M (46) with an operating margin (EBITA) of 18.1% (17.6). Return on capital employed before goodwill amortization amounted to 18.9% (17.1). Operating cash flow before interest paid totaled USD 66 M (55).

The positive trend in Americas strengthened during the fourth quarter, in terms of both sales and margins. The Door Group, the Residential Group and South America reported very strong growth during the quarter. The Architectural Hardware Group recorded modest growth with continuing strong margins. Sales in Mexico were weak during the quarter.

ASIA PACIFIC

Sales for the fourth quarter in the Asia Pacific division totaled AUD 90 M (84) with 0% organic growth. Operating income before goodwill amortization amounted to AUD 16 M (15) with an operating margin (EBITA) of 17.5% (17.9). Return on capital employed before goodwill amortization amounted to 18.4% (20.7). Operating cash flow before interest paid totaled AUD 15 M (16).

Asia Pacific's sales and margins were good in seasonal terms. The organic growth was negatively affected by changed exchange rates on exports from New Zealand to the USA and continuing weakness in the Australian residential market. Growth in Asia was weak during the quarter.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,269 M (1,186) in the fourth quarter, corresponding to 4% organic growth. Operating income before goodwill amortization amounted to SEK 163 M (160) with an operating margin (EBITA) of 12.8% (13.5). Return on capital employed before goodwill amortization amounted to 12.5% (12.3). Operating cash flow before interest paid amounted to SEK 163 M (163).

Global Technologies reported continuing strong organic growth in Door Automatics, while the Identification Technology Group was rather weaker than in the previous quarter. The Hospitality Group reported weak sales during the quarter, which pulled down the division's organic growth and margin. Further restructuring measures were undertaken in North America.

OTHER EVENTS

During the quarter ASSA ABLOY signed a contract to acquire BEST Metaline, one of South Korea's leading companies in the market for lock fittings and door furniture. The company also has a strong position in the customer specification sector, serving architects and building companies. BEST Metaline has sales of around AUD 13 M (SEK 65 M).

In January 2005 ASSA ABLOY acquired Doorman Services, one of Britain's leading door servicing companies. The acquisition strengthens ASSA ABLOY's business in door automatics. Doorman has sales of around GBP 11 M.

In December ASSA ABLOY repurchased MTN bonds with a nominal value of EUR 300 M, and completed the changing of interest rates from fixed to variable. Together, this had a positive effect on Net financial items.

DIVIDEND POLICY AND DIVIDEND

As previously announced ASSA ABLOY's Board of Directors has decided to adopt a new dividend policy implying a distribution, over the long term, 33-50% of earnings after standard tax of 28%, but always taking into account ASSA ABLOY's long-term financing requirements. The Board of Directors recommends a dividend of SEK 2.60 (1.25) per share for the 2004 financial year corresponding to 40% of the adjusted net income as above. The Annual General Meeting will be held on 27 April 2005.

ACCOUNTING PRINCIPLES

ASSA ABLOY employs the accounting principles described in Note 1 to the Annual Report for 2003, with the additional application of RR 29 'Employee Benefits' from 1 January 2004.

Preparations for the transition to IFRS accounting in 2005 are continuing. See Note 1 in this report for further details.

OUTLOOK

Organic sales growth is expected to continue at a good rate. The operating margin (EBITA) is expected to rise, mainly due to savings resulting from the restructuring program. Excluding restructuring payments, the strong cash generation is expected to continue.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability.

Stockholm, 16 February 2005

Bo Dankis
President and CEO

REVIEW REPORT

We have reviewed this Year-end Report in accordance with the recommendation issued by FAR. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the Year-end Report does not comply with the legal requirements relating to the stock exchange and to annual accounting.

Stockholm, 16 February 2005

PricewaterhouseCoopers AB

Anders Lundin
Authorized public accountant

Financial information

The Annual Report for 2004 will be published in March 2005.

The Annual General Meeting will take place at 15.00 on 27 April at Nybrokajen 11 in Stockholm. Quarterly Reports from ASSA ABLOY AB for 2005 will be published on 27 April, 17 August and 8 November.

Further information can be obtained from:
Bo Dankis, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today** at **Operaterrassen in Stockholm**.
The analysts' meeting can also be followed over the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on **+44 (0)20 7162 0181**.

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of around EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Oct-Dec 2004 SEK M	Oct-Dec 2003 SEK M	Jan-Dec 2004 EUR M[1)]	Jan-Dec 2004 SEK M	Jan-Dec 2003 SEK M
Sales	6,263	6,096	2,799	25,526	24,080
Cost of goods sold	-3,695	-3,651	-1,661	-15,148	-14,613
Gross Income	**2,568**	**2,445**	**1,138**	**10,378**	**9,467**
Selling and administrative expenses	-1,622	-1,533	-727	-6,630	-6,115
Goodwill amortization	-243	-240	-107	-978	-959
Non-recurring items	-	-1,320	-	-	-1,320
Operating income	**703**	**-648**	**304**	**2,770**	**1,073**
Financial items	-118	-113	-53	-484	-497
Share in earnings of associated companies	3	3	1	8	7
Income before tax	**588**	**-758**	**252**	**2,294**	**583**
Tax	-204	-83	-87	-792	-556
Minority interests	-1	-4	-1	-7	-18
Net income	**383**	**-845**	**164**	**1,495**	**9**

EARNINGS PER SHARE	Oct-Dec 2004 SEK	Oct-Dec 2003 SEK	Jan-Dec 2004 SEK	Jan-Dec 2003 SEK
Earnings per share after tax and before conversion [3)]	1.05	0.96 [12)]	4.09	3.30 [12)]
Earnings per share after tax and full conversion [4)]	1.03	0.97 [12)]	4.05	3.31 [12)]
Earnings per share after tax and full conversion excluding goodwill [4)]	1.68	1.61 [12)]	6.66	5.89 [12)]

CASH FLOW STATEMENT	Oct-Dec 2004 SEK M	Oct-Dec 2003 SEK M	Jan-Dec 2004 EUR M[1)]	Jan-Dec 2004 SEK M	Jan-Dec 2003 SEK M
Cash flow from operating activities	1,145	1,061	366	3,339	3,180
Cash flow from investing activities	-323	-515	-165	-1,505	-1,827
Cash flow from financing activities	-886	-672	-190	-1,734	-1,772
Cash flow	**-64**	**-126**	**11**	**100**	**-419**

BALANCE SHEET	31 Dec 2004 EUR M[2]	31 Dec 2004 SEK M	31 Dec 2003 SEK M
Intangible fixed assets	1,569	14,154	14,933
Tangible fixed assets	572	5,163	5,329
Financial fixed assets	106	959	717
Inventories	348	3,135	3,030
Receivables	460	4,146	4,131
Other non-interest-bearing current assets	78	705	599
Interest-bearing current assets	117	1,060	1,088
Total assets	**3,250**	**29,322**	**29,827**
Shareholders' equity	1,158	10,448	10,678
Minority interests	3	27	16
Interest-bearing provisions	186	1,677	723
Non-interest-bearing provisions	98	887	1,218
Interest-bearing long-term liabilities	668	6,029	8,894
Non-interest-bearing long-term liabilities	8	68	100
Interest-bearing current liabilities	620	5,594	3,821
Non-interest-bearing current liabilities	509	4,592	4,377
Total shareholders' equity and liabilities	**3,250**	**29,322**	**29,827**

CHANGE IN SHAREHOLDER'S EQUITY	Jan-Dec 2004 EUR M	Jan-Dec 2004 SEK M	Jan-Dec 2003 SEK M
Opening balance 1 January	**1,177**	**10,678**	**12,381**
Transition to RR29	-90	-815	-
Dividend [7]	-50	-457	-457
Transaction costs related to issue of convertible debentures	-2	-18	-
Exchange difference for the year	-41	-435	-1,255
Net Income [1]	164	1,495	9
Closing balance at end of period [2]	**1,158**	**10,448**	**10,678**

KEY DATA	Jan-Dec 2004	Jan-Dec 2003
Return on capital employed, %	11.8	9.6 [12]
Return on capital employed before goodwill amortization, % [13]	16.0	13.3 [12]
Return on shareholders' equity, %	13.2	9.9 [12]
Equity ratio, %	35.6	35.9
Interest coverage ratio, times	5.7	4.7
Interest on convertible debentures net after tax, SEK M	24.0	17.8
Number of shares, thousands	365,918	365,918
Number of shares after full conversion, thousands	378,717	370,935
Average number of employees	29,160	28,708

[1] Translated using an average rate during the year, 1 EUR = 9.12

[2] Translated using a closing rate at 31 December 2004, 1 EUR = 9.02

[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4] Number of shares, thousands, used for the calculation amount to 375,103 for December 2004 and 370,935 for December 2003.

[7] Translated using transaction day rate, 1 EUR = 9.14

[12] 2003 excluding non-recurring items

[13] Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Full Year 2004
Sales	6,124	5,930	5,930	6,096	24,080	6,283	6,533	6,447	6,263	25,526
Organic growth [6]	0%	-2%	0%	2%	0%	3%	7%	6%	4%	5%
Gross income	**2,390**	**2,299**	**2,333**	**2,445**	**9,467**	**2,509**	**2,668**	**2,633**	**2,568**	**10,378**
Gross income / Sales	39.0%	38.8%	39.3%	40.1%	39.3%	39.9%	40.8%	40.8%	41.0%	40.7%
EBITDA	**1,078**	**993**	**1,044**	**1,135**	**4,249**	**1,120**	**1,168**	**1,196**	**1,158**	**4,642**
EBITDA / Sales	17.6%	16.7%	17.6%	18.6%	17.6%	17.8%	17.9%	18.6%	18.5%	18.2%
Depreciation	-232	-223	-219	-223	-897	-230	-232	-220	-212	-894
EBITA	**846**	**770**	**824**	**912** [12]	**3,352** [12]	**890**	**936**	**976**	**946**	**3,748**
EBITA / Sales	13.8%	13.0%	13.9%	15.0%	13.9%	14.2%	14.3%	15.1%	15.1%	14.7%
Goodwill amortization	-244	-237	-238	-240	-959	-243	-247	-245	-243	-978
Non-recurring items	-	-	-	-1,320	-1,320	-	-	-	-	-
Operating income	**602**	**533**	**586**	**-648**	**1,073**	**647**	**689**	**731**	**703**	**2,770**
Operating margin (EBIT)	9.8%	9.0%	9.9%	11.0% [12]	9.9% [12]	10.3%	10.6%	11.3%	11.2%	10.9%
Financial items	-135	-129	-120	-113	-497	-118	-121	-127	-118	-484
Income before tax	**468**	**407**	**467**	**-758**	**583**	**530**	**571**	**605**	**588**	**2,294**
Profit margin (EBT)	7.6%	6.9%	7.9%	9.2% [12]	7.9% [12]	8.4%	8.7%	9.4%	9.4%	9.0%
Tax	-165	-143	-165	-83	-556	-183	-197	-208	-204	-792
Minority interest	-4	-7	-4	-4	-18	-2	-2	-2	-1	-7
Net income	**299**	**257**	**299**	**-845**	**9**	**345**	**372**	**395**	**383**	**1,495**

OPERATING CASH FLOW

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Full Year 2004
EBITA	846	770	824	912 [12]	3,352 [12]	890	936	976	946	3,748
Depreciation	232	223	219	223	897	230	232	220	212	894
Net capital expenditure	-157	-184	-163	-190	-694	-123	-166	-146	-215	-650
Change in working capital	-298	-83	291	258	168	-362	-187	135	366	-48
Paid and recieved interest	-88	-169	-107	-156	-520	-45	-144	-67	-233	-489
Adjustment for non-cash items	29	21	-11	22	62	25	-19	-36	14	-16
Operating cash flow	**564**	**578**	**1,054**	**1,069**	**3,265**	**615** [5]	**652** [5]	**1,082** [5]	**1,090** [5]	**3,439** [5]
Operating cash flow / Income before tax	1.21	1.42	2.26	1.90 [12]	1.72 [12]	1.16	1.14	1.79	1.85	1.50

CHANGE IN NET DEBT

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Full Year 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Full Year 2004
Net debt at beginning of the period	13,989	13,702	13,405	12,829	13,989	12,290	14,425	14,514	13,331	12,290
Operating cash flow	-564	-578	-1,054	-1,069	-3,265	-615	-652	-1,082	-1,090	-3,439
Restructuring payment	-	-	-	-	-	35	45	112	129	321
Paid tax	333	97	151	198	779	164	322	103	161	750
Acquisitions	106	39	675	535	1,355	830	23	-27	103	929
Dividend	-	457	-	-	457	-	457	-	-	457
Transition to RR29	-	-	-	-	-	1,108	-	-	56	1,164
Translation differences	-162	-312	-348	-203	-1,025	613	-106	-289	-482	-264
Net debt at end of period	**13,702**	**13,405**	**12,829**	**12,290**	**12,290**	**14,425**	**14,514**	**13,331**	**12,208**	**12,208**
Net debt / Equity, times	1.10	1.12	1.09	1.15	1.15	1.37	1.40	1.26	1.17	1.17

CAPITAL EMPLOYED AND FINANCING

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004
Capital employed	26,452	25,683	24,743	22,984	24,966	24,934	23,949	22,683
- of which goodwill	15,755	15,137	14,910	14,766	15,432	15,210	14,699	14,012
Net debt	13,702	13,405	12,829	12,290	14,425	14,514	13,331	12,208
Minority interest	315	295	143	16	17	20	20	27
Shareholders' equity	12,435	11,983	11,772	10,678	10,523	10,400	10,598	10,448

DATA PER SHARE

	Q 1 2003 SEK	Q 2 2003 SEK	Q 3 2003 SEK	Q 4 2003 SEK	Full Year 2003 SEK	Q 1 2004 SEK	Q 2 2004 SEK	Q 3 2004 SEK	Q 4 2004 SEK	Full Year 2004 SEK
Earnings per share after tax and before conversion [3]	0.82	0.70	0.82	0.96 [12]	3.30 [12]	0.94	1.02	1.08	1.05	4.09
Earnings per share after tax and full conversion [4]	0.82	0.71	0.81	0.97 [12]	3.31 [12]	0.94	1.01	1.07	1.03	4.05
Earnings per share after tax and full conversion excluding goodwill [4]	1.48	1.34	1.46	1.61 [12]	5.89 [12]	1.60	1.67	1.71	1.68	6.66
Cash earnings per share after tax and full conversion	2.13	2.10	2.09	2.29 [12]	8.61 [12]	2.18	2.28	2.29	2.31	9.06
Shareholders' equity per share after full conversion	36.01	34.77	34.14	31.23	31.23	30.87	32.91	33.19	32.66	32.66

[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4] Number of shares, thousands, used for the calculation amount to 375,103 for December 2004 and 370,935 for December 2003.

[5] Excluding payment of restructuring

[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.

[12] Excluding non-recurring items

RESULTS BY DIVISION

Oct-Dec respective 31 Dec	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	299	281	274	261	84	78	1,249	1,166			6,263	6,096
Sales, intragroup	8	10	1	1	7	6	20	20	-130	-150		
Sales	**307**	**291**	**275**	**262**	**90**	**84**	**1,269**	**1,186**	**-130**	**-150**	**6,263**	**6,096**
Organic growth [6]	*1%*	*3%*	*8%*	*-1%*	*0%*	*8%*	*4%*	*8%*			*4%*	*2%*
EBITA [12]	**47**	**41**	**50**	**46**	**16**	**15**	**163**	**160**	**-67**	**-58**	**946**	**912**
EBITA / Sales	*15.3%*	*14.1%*	*18.1%*	*17.6%*	*17.5%*	*17.9%*	*12.8%*	*13.5%*			*15.1%*	*15.0%*
Goodwill amortization	-10	-9	-11	-10	-3	-3	-65	-62			-243	-240
EBIT [12]	**37**	**32**	**39**	**36**	**13**	**12**	**99**	**98**	**-67**	**-58**	**703**	**672**
EBIT / Sales	*12.1%*	*11.0%*	*14.2%*	*13.7%*	*14.3%*	*14.3%*	*7.8%*	*8.3%*			*11.2%*	*11.0%*
Capital employed	1,020	939	1,066	1,046	314	280	5,077	5,288	-268	136	22,683	22,984
- of which goodwill	526	521	655	696	168	155	4,068	4,189			14,012	14,766
Return on capital employed [12]	*13.5%*	*12.2%*	*14.7%*	*13.4%*	*14.9%*	*16.4%*	*7.5%*	*7.5%*			*12.6%*	*11.2%*
Return on capital employed before goodwill amortization [12, 13]	*17.1%*	*16.3%*	*18.9%*	*17.1%*	*18.4%*	*20.7%*	*12.5%*	*12.3%*			*16.7%*	*14.6%*
EBITA [12]	47	41	50	46	16	15	163	160	-67	-58	946	912
Depreciation	13	14	8	7	3	3	22	27	6	2	212	223
Net capital expenditure	-14	-13	-8	-6	1	-2	-35	-18	-6	-3	-215	-190
Movement in working capital	23	21	16	8	-5	0	13	-6	44	17	366	258
Cash flow	**69**	**63**	**66**	**55**	**15**	**16**	**163**	**163**			**1,309**	**1,203**
Adjustment for non-cash items									14	22	14	22
Paid and recieved interest									-233	-156	-233	-156
Operating cash flow [5]											**1,090**	**1,069**

Oct-Dec respective 31 Dec	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	2,698	2,543	1,876	1,971	440	419	1,249	1,166			6,263	6,096
Sales, intragroup	72	89	5	10	32	30	20	20	-130	-150		
Sales	**2,770**	**2,632**	**1,881**	**1,981**	**472**	**449**	**1,269**	**1,186**	**-130**	**-150**	**6,263**	**6,096**
Organic growth [6]	*1%*	*3%*	*8%*	*-1%*	*0%*	*8%*	*4%*	*8%*			*4%*	*2%*
EBITA [12]	**426**	**376**	**342**	**356**	**83**	**77**	**163**	**160**	**-67**	**-58**	**946**	**912**
EBITA / Sales	*15.3%*	*14.1%*	*18.1%*	*17.6%*	*17.5%*	*17.9%*	*12.8%*	*13.5%*			*15.1%*	*15.0%*
Goodwill amortization	-90	-87	-74	-78	-14	-14	-65	-62			-243	-240
EBIT [12]	**336**	**289**	**268**	**278**	**69**	**64**	**99**	**98**	**-67**	**-58**	**703**	**672**
EBIT / Sales	*12.1%*	*11.0%*	*14.2%*	*13.7%*	*14.3%*	*14.3%*	*7.8%*	*8.3%*			*11.2%*	*11.0%*
Capital employed	9,204	8,519	7,049	7,528	1,620	1,513	5,077	5,288	-268	136	22,683	22,984
- of which goodwill	4,748	4,728	4,332	5,010	864	839	4,068	4,189			14,012	14,766
Return on capital employed [12]	*13.5%*	*12.2%*	*14.7%*	*13.4%*	*14.9%*	*16.4%*	*7.5%*	*7.5%*			*12.6%*	*11.2%*
Return on capital employed before goodwill amortization [12, 13]	*17.1%*	*16.3%*	*18.9%*	*17.1%*	*18.4%*	*20.7%*	*12.5%*	*12.3%*			*16.7%*	*14.6%*
EBITA [12]	426	376	342	356	83	78	163	160	-67	-58	946	912
Depreciation	117	127	53	53	14	15	22	27	6	2	212	223
Net capital expenditure	-125	-117	-52	-43	3	-9	-35	-18	-6	-3	-215	-190
Movement in working capital	109	191	123	59	-25	-4	13	-6	44	17	366	258
Cash flow	**527**	**577**	**466**	**425**	**75**	**80**	**163**	**163**			**1,309**	**1,203**
Adjustment for non-cash items									14	22	14	22
Paid and recieved interest									-233	-156	-233	-156
Operating cash flow [5]											**1,090**	**1,069**

Jan-Dec respective 31 Dec	EMEA [8] EUR M		Americas [9] USD M		Asia Pacific [10] AUD M		Global technologies [11] SEK M		Other SEK M		Total SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	1,179	1,081	1,125	1,069	320	288	4,811	4,093			25,526	24,080
Sales, intragroup	31	35	4	4	23	21	100	84	-533	-544		
Sales	**1,210**	**1,116**	**1,129**	**1,073**	**343**	**309**	**4,911**	**4,177**	**-533**	**-544**	**25,526**	**24,080**
Organic growth [6]	*3%*	*-1%*	*6%*	*-2%*	*7%*	*5%*	*5%*	*6%*			*5%*	*0%*
EBITA [12]	**181**	**149**	**198**	**176**	**52**	**46**	**637**	**542**	**-269**	**-217**	**3,748**	**3,352**
EBITA / Sales	*15,0%*	*13,4%*	*17,6%*	*16,5%*	*15,1%*	*14,9%*	*13,0%*	*13,0%*			*14,7%*	*13,9%*
Goodwill amortization	-39	-37	-43	-41	-11	-10	-249	-238			-978	-959
EBIT [12]	**142**	**112**	**155**	**135**	**41**	**36**	**388**	**304**	**-269**	**-217**	**2,770**	**2,393**
EBIT / Sales	*11,7%*	*10,1%*	*13,8%*	*12,6%*	*11,9%*	*11,8%*	*7,9%*	*7,3%*			*10,9%*	*9,9%*
Capital employed	1,020	939	1,066	1,046	314	280	5,077	5,288	-268	136	22,683	22,984
- of which goodwill	526	521	655	696	168	155	4,068	4,189			14,012	14,766
Return on capital employed [12]	*13,5%*	*10,6%*	*14,6%*	*12,4%*	*12,3%*	*11,8%*	*7,4%*	*5,6%*			*11,8%*	*9,6%*
Return on capital employed before goodwill amortization [12, 13]	*17,2%*	*14,2%*	*18,7%*	*16,2%*	*15,5%*	*15,1%*	*12,2%*	*9,9%*			*16,0%*	*13,3%*
EBITA [12]	181	149	198	176	52	46	637	542	-269	-217	3,748	3,352
Depreciation	55	55	31	31	12	11	95	81	10	5	894	897
Net capital expenditure	-37	-39	-27	-26	-5	-10	-78	-64	-8	-8	-650	-694
Movement in working capital	2	7	-10	8	-8	-5	-2	-10	53	79	-48	168
Cash flow	**201**	**172**	**192**	**189**	**51**	**42**	**652**	**549**			**3,944**	**3,723**
Adjustment for non-cash items									-16	62	-16	62
Paid and recieved interest									-489	-520	-489	-520
Operating cash flow [5]											**3,439**	**3,265**
Average number of employees	12,774	12,481	9,767	10,091	3,629	3,507	2,925	2,574	65	55	29,160	28,708

Jan-Dec respective 31 Dec	EMEA [8] SEK M		Americas [9] SEK M		Asia Pacific [10] SEK M		Global technologies [11] SEK M		Other SEK M		Total SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	10,747	9,858	8,242	8,625	1,726	1,506	4,811	4,093			25,526	24,080
Sales, intragroup	284	318	28	32	121	109	100	84	-533	-544		
Sales	**11,031**	**10,176**	**8,270**	**8,657**	**1,847**	**1,615**	**4,911**	**4,177**	**-533**	**-544**	**25,526**	**24,080**
Organic growth [6]	*3%*	*-1%*	*6%*	*-2%*	*7%*	*5%*	*5%*	*6%*			*5%*	*0%*
EBITA [12]	**1,650**	**1,359**	**1,452**	**1,428**	**278**	**240**	**637**	**542**	**-269**	**-217**	**3,748**	**3,352**
EBITA / Sales	*15,0%*	*13,4%*	*17,6%*	*16,5%*	*15,1%*	*14,9%*	*13,0%*	*13,0%*			*14,7%*	*13,9%*
Goodwill amortization	-358	-338	-314	-331	-57	-52	-249	-238			-978	-959
EBIT [12]	**1,292**	**1,021**	**1,138**	**1,097**	**221**	**188**	**388**	**304**	**-269**	**-217**	**2,770**	**2,393**
EBIT / Sales	*11,7%*	*10,1%*	*13,8%*	*12,6%*	*11,9%*	*11,8%*	*7,9%*	*7,3%*			*10,9%*	*9,9%*
Capital employed	9,204	8,519	7,049	7,528	1,620	1,513	5,077	5,288	-268	136	22,683	22,984
- of which goodwill	4,748	4,728	4,332	5,010	864	839	4,068	4,189			14,012	14,766
Return on capital employed [12]	*13,5%*	*10,6%*	*14,6%*	*12,4%*	*12,3%*	*11,8%*	*7,4%*	*5,6%*			*11,8%*	*9,6%*
Return on capital employed before goodwill amortization [12, 13]	*17,2%*	*14,2%*	*18,7%*	*16,2%*	*15,5%*	*15,1%*	*12,2%*	*9,9%*			*16,0%*	*13,3%*
EBITA [12]	1,650	1,359	1,452	1,428	278	240	637	542	-269	-217	3,748	3,352
Depreciation	500	505	227	250	62	56	95	81	10	5	894	897
Net capital expenditure	-340	-357	-195	-212	-29	-53	-78	-64	-8	-8	-650	-694
Movement in working capital	16	66	-72	61	-43	-28	-2	-10	53	79	-48	168
Cash flow	**1,826**	**1,573**	**1,412**	**1,527**	**268**	**215**	**652**	**549**			**3,944**	**3,723**
Adjustment for non-cash items									-16	62	-16	62
Paid and recieved interest									-489	-520	-489	-520
Operating cash flow [5]											**3,439**	**3,265**

[1] Translated using an average rate during the year, 1 EUR = 9.12
[2] Translated using a closing rate at 31 December 2004, 1 EUR = 9.02
[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
[4] Number of shares, thousands, used for the calculation amount to 375,103 for December 2004 and 370,935 for December 2003.
[5] Excluding payment of restructuring
[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.
[7] Translated using transaction day rate, 1 EUR = 9.14
[8] Europe, Israel and Africa
[9] North and South America
[10] Asia, Australia och New Zealand
[11] Door Automatics, Hospitality och Identification
[12] 2003 excluding non-recurring items
[13] Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

Not 1. Transition to IFRS in 2005

Summary

ASSA ABLOY will report its Group Financial Statements according to International Financial Reporting Standards (IFRS) from 2005. The transition will come into effect from 1 January 2004 so that comparative figures for 2004 are adjusted in accordance with IFRS. In accordance with IFRS 1, ASSA ABLOY has chosen not to make adjustments for acquisitions made before 1 January 2004. The information given here provides a preliminary overview of the impact of the new accounting rules on the Group's accounting.

In summary, these are the expected effects of the transition:

- Amortization of goodwill will cease, and amortization of goodwill charged as a cost during 2004 will be canceled.
- Deferred tax receivables will be considered in relation to tax-deductible goodwill.
- Intangible rights pertaining to 2004 acquisitions will be distinguished from goodwill and amortized over their estimated economic life.
- Some provisions for acquisition-related restructuring that do not meet the requirements of IFRS will be charged as costs.
- Financial instruments will be reported in the balance sheet at their true value.

Expected effect on the Group's income statement for 2004:

SEK billion	*Swedish GAAP*	*Adjustment*	*IFRS*
Sales	25.5	-	25.5
Operating income	2.8	+0.9	3.7
Net income	1.5	+0.8	2.3

Expected effect on the Group's balance sheet as at 31 December 2004:

SEK billion	*Swedish GAAP*	*Adjustment*	*IFRS*
Capital employed	22.7	+0.8	23.5
Net debt	12.2	+0.1	12.3
Shareholders' equity	10.5	+0.7	11.2

General comments on the change to IFRS

In recent years Swedish accounting, through the Standards of the Swedish Financial Accounting Standards council, has moved steadily towards IFRS. Nonetheless, a number of differences remain, mainly concerning dates of adoption and transition rules, but also related to the changes in IFRS made through the Improvements project of the International Accounting Standard Board (IASB). From ASSA ABLOY's perspective, the Swedish accounting rules are in line in all important respects with the changes introduced in the European Union on 1 January 2005.

The change to IFRS for ASSA ABLOY

ASSA ABLOY will adopt IFRS from the financial year beginning 1 January 2005. The Interim Report for the first quarter of 2005, to be published in April 2005, will be the first prepared according to IFRS. The opening balance for 2004 and quarterly information for 2004 will be adjusted in line with IFRS. Earlier financial years will not be adjusted, which is in accordance with the transition rules in IFRS 1.

- In 2003 a project group headed by the Chief Financial Officer was established to evaluate the effects of the transition to IFRS and to make practical preparations for, and carry through, the change in 2005. Continual contact was maintained between the project group and the Company's auditors, and the progress of the project was reported back regularly to Group Management, the Audit Committee and the Board of Directors. The most important effects relate to accounting for acquisitions, including accounting for goodwill, and accounting for and valuation of financial instruments.

Acquisitions and mergers

IFRS 3 deals with business combinations. ASSA ABLOY does not intend to adjust any acquisitions made before the date of transition (1 January 2004). Adjustments relating to allocation of the purchase price are currently being made for acquisitions made after this date. Adjustments will also be made for possible restructuring reserves that do not meet the requirements of IFRS. Under IFRS 3, all amortization of goodwill ceases, and the amortization of goodwill in 2004 will be canceled in line with IFRS when 2004 comparatives are restated. To the extent that amortization of goodwill is tax-deductible, deferred tax receivables will be accounted for and expensed when the tax deduction is utilized. Amortization of goodwill will be replaced by an impairment test that will be made every quarter for all Cash-Generating Units (CGUs). Goodwill and other acquisition-related intangible assets will be tested for impairment at the same level as monthly performance is reviewed within the Group. The acquisition accounting will be changed under IFRS 3, mainly as regards the purchase price allocation. To a greater extent than before, the purchase price will be allocated to identifiable intangible assets, which will be amortized over their estimated economic life. The adoption of IFRS 3 will affect acquisition accounting but not the Group's acquisition strategy.

Financial instruments

IAS 39, 'Financial Instruments', will be adopted from 1 January 2005 without adjustment of comparison figures. The accumulated effects of revaluation of financial instruments in accordance with IAS 39 will be reported as an adjustment of shareholders' equity. The reporting of these effects, which represents a change in accounting principles, will be made as a reduction of unrestricted reserves, after a deduction for tax. Reporting of financial instruments under IAS 39 will give rise to increased volatility in both the income statement and the balance sheet. ASSA ABLOY has used financial instruments chiefly to hedge transaction exposure and in Treasury operations. From 2005 this type of hedging operation will use different methods, which are expected to limit fluctuation effects resulting from the adoption of IAS 39.

Effects on key figures

The adoption of IFRS will have a positive effect on ASSA ABLOY's key figures. For example, Return on capital employed, Return on shareholders' equity, Earnings per share and Net debt / Equity ratio will all be improved, mainly because goodwill will no longer be amortized.